UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ADVANCED MICRO DEVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-07882	94-1692300
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)
One AMD Place
P.O. Box 3453
Sunnyvale, California 94088-3453
(Address of principal executive offices) (Zip Code)
Harry A. Wolin
Senior Vice President and General Counsel
(408) 749-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
Advanced Micro Devices, Inc. has filed this Specialized Disclosure Report on Form SD and the Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015 attached hereto as Exhibit 1.01 with the U.S. Securities and Exchange Commission. This Specialized Disclosure Report on Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01 are publicly available on the Investor Relations pages of our Web site at www.amd.com or ir.amd.com.

Item 1.02	Exhibit
The Conflict Minerals Report is attached hereto as Exhibit 1.01.
Section 2 – Exhibits

Item 2.01	Exhibits
Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2016
	By:	/s/ Devinder Kumar
	Name:	Devinder Kumar
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS
Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD.